UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Solarfun Power Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of class of securities)

83415U108

(CUSIP Number)

Good Energies General Partner Jersey Limited
La Route de la Liberation
St. Helier
Jersey, Channel Islands JE2 3BQ
Facsimile No.: 44 1534 754 510
Attn: Fintan Michael Kennedy

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON. Good Energies II LP, acting by its general partner, Good Energies General Partner Jersey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) PN
*
The 180,895,492 Ordinary Shares (as defined in Item 1 below) reported as beneficially owned by the Reporting Persons (as defined in Item 2 below) includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one or more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors (as defined in Item 4 below), which are subject to the Second Shareholders Agreement (as defined in Item 4 below) and may, as a result, be deemed to be indirectly beneficially owned by the Reporting Persons. See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the annual report on Form 20-F (the “2009 20-F”)  filed with the Securities Exchange Commission (the “SEC”) by the Issuer (as defined in Item 1 below) on May 25, 2010.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the prospectus filed with the SEC by the Issuer on January 23, 2008 pursuant to Rule 424(b)(4) (the “First Prospectus”)) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the First Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

1	NAME OF REPORTING PERSON. Good Energies Investments (Jersey) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒  (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
The 180,895,492 Ordinary Shares reported as beneficially owned by the Reporting Persons includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one or more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors, which are subject to the Second Shareholders Agreement and may, as a result, be deemed to be indirectly beneficially owned by the Reporting Persons.  See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the 2009 20-F.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the First Prospectus) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the First Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

1	NAME OF REPORTING PERSON. COFRA Jersey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
The 180,895,492 Ordinary Shares reported as beneficially owned by the Reporting Persons includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one ore more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors, which are subject to the Second Shareholders Agreement and may, as a result, be deemed to be indirectly beneficially owned by the Reporting Persons.  See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the 2009 20-F.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the First Prospectus) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the First Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

1	NAME OF REPORTING PERSON. COFRA Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
The 180,895,492 Ordinary Shares reported as beneficially owned by the Reporting Persons includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one or more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors, which are subject to the Second Shareholders Agreement and may, as a result be deemed to be indirectly beneficially owned by the Reporting Persons.  See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the 2009 20-F.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the First Prospectus) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the First Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

1	NAME OF REPORTING PERSON. Good Energies Investments Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒  (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
The 180,895,492 Ordinary Shares reported as beneficially owned by the Reporting Persons includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one or more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors, which are subject to the Second Shareholders Agreement and may, as a result, be deemed to be indirectly beneficially owned by the Reporting Persons.  See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the 2009 20-F.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the First Prospectus) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

1	NAME OF REPORTING PERSON. Avenia AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 88,178,005 8 SHARED VOTING POWER 92,717,487 9 SOLE DISPOSITIVE POWER 88,178,005 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 180,895,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.3%**
14	TYPE OF REPORTING PERSON (see instructions) CO

*
The 180,895,492 Ordinary Shares reported as beneficially owned by the Reporting Persons includes (i) the 88,178,005 Ordinary Shares directly beneficially owned by one or more of the Reporting Persons and (ii) the 92,717,487 Ordinary Shares directly beneficially owned by one or more of the Investors, which are subject to the Second Shareholders Agreement and may, as a result, be deemed to be indirectly beneficially owned by the Reporting Persons.  See Item 5 for additional information.

**
Total outstanding Ordinary Shares of 290,708,739 on April 30, 2010 as reported in the 2009 20-F.  As a result of the Issuer's obligations to repurchase the ADSs sold to an affiliate of the underwriter pursuant to a share issuance and repurchase agreement (as more fully described in the First Prospectus) and as a result of shares reserved by the company to allow employee participation in a share option program, the Issuer has stated that it does not believe that the Ordinary Shares represented by ADSs offered pursuant to the First Prospectus or those held in reserve have increased the number of Ordinary Shares considered outstanding for purposes of calculating beneficial ownership.  According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement or the shares held in reserve, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter's exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of 53.9% in line 13 above.

Item 1. Security and Issuer.

The disclosure in Item 1 of the Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed on December 28, 2007, as amended by Amendment No. 1 filed on February 8, 2008 (as amended, the “Schedule 13D”) with respect to the ordinary shares, par value $0.0001 per share (“Ordinary Shares”) and American Depositary Shares (“ADSs”), of Solarfun Power Holdings Co., Ltd. (the “Issuer”), a company organized under the laws of the Cayman Islands. Each ADS represents five Ordinary Shares.

The principal executive offices of the Issuer are located at 666 Linyang Road, Qidong, Jiangsu Province 226200, People’s Republic of China.

Item 2. Identity and Background.

The disclosure in Item 2 of the Schedule 13D is hereby amended by amending and restating the schedules to the Schedule 13D in their entirety at the end of this Amendment No. 2 and by amending and restating the Item in its entirety, as follows:

(a) This statement is being filed jointly by the entities described below (collectively, the “Reporting Persons”).

(i)
Good Energies II LP (“GE II LP”), is a limited partnership organized under the laws of Jersey, the Channel Islands, acting by its general partner, Good Energies General Partner Jersey Limited (“GE General Partner”), a company incorporated in Jersey, the Channel Islands.

(ii)	Good Energies Investments (Jersey) Limited (“GE Jersey”), is a company incorporated in Jersey, the Channel Islands, and is a limited partner of GE II LP.

(iii)	COFRA Jersey Limited (“COFRA Jersey”), is a company incorporated in Jersey, the Channel Islands.

(iv)	COFRA Holding AG (“CHAG”), is a company incorporated in Switzerland and is the sole stockholder of COFRA Jersey.

(v)	Good Energies Investments Holdings Limited (“GEIHL”), is a company incorporated in Jersey, the Channel Islands and is the sole stockholder of GE Jersey.

(vi)	Avenia AG (“Avenia”) is a company incorporated in Switzerland and a 32.25% stockholder (53.97% of voting rights) of COFRA Holdings AG.

This statement is being filed jointly by each of the Reporting Persons. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1.

Principal Business:

(b) The address of the principal business office for each of GE II LP, GE General Partner, GE Jersey, GEIHL and COFRA Jersey is 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands.

The address of the principal business office for each of CHAG and Avenia is Grafenauweg 10, 6300 Zug, Switzerland.

(c) GE II LP, acting through its general partner, GE General Partner, is engaged in the business of making investments in the renewable energy sector. The principal activity of each of COFRA Jersey, CHAG, GE Jersey, GEIHL and Avenia  is acting as a holding company.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons is set forth on Schedule A through Schedule F hereto, except with respect to GE II LP, which acts through its general partner, GE General Partner.

(d-e) During the past five years none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A through Schedule F hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of GE II LP, GE General Partner, GE Jersey, COFRA Jersey and GEIHL is a citizen of the Channel Islands. CHAG and Avenia are citizens of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

The disclosure in Item 4 of Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

Second Shareholders Agreement.

On December 4, 2007, GE Jersey entered into a stock purchase agreement (the “Stock Purchase Agreement”), with Yonghua Solar Power Investment Holding Ltd. (“Yonghua Holding”), Citigroup Venture Capital International Growth Partnership, L.P. (“CVIG”), Citigroup Venture Capital International Co-Investment, L.P. (together with CVIG, “CVICI”), WHF Investment Co. Ltd., Brilliant Orient International Limited, LC Fund III, L.P. (collectively, such entities, the “Investors”), Yongliang Solar Power Investment Holding Ltd., Yongfa Solar Power Investment Holding Ltd. and Forever-Brightness Investments Limited.  Concurrently with the execution of the Stock Purchase Agreement, GE Jersey entered into a Second Shareholders Agreement (the “Second Shareholders Agreement”) with the Issuer and the Investors.  Pursuant to the terms of the Second Shareholders Agreement, the Issuer has agreed that (i) if GE Jersey and its affiliates own at least 16% of the Issuer’s outstanding equity securities, it will include up to two persons designated by GE Jersey in the slate of directors to be considered by the shareholders of the Issuer for election as directors, (ii) if GE Jersey and its affiliates own at least 5% up to 16% of the Issuer’s outstanding equity securities, it will include up to one person designated by GE Jersey in the slate of directors to be considered by the shareholders of the Issuer for election as directors and (iii) if GE Jersey and its affiliates own less than 5% of the Issuer’s outstanding equity securities, it will nominate no persons designated by GE Jersey in the slate of directors to be considered by the shareholders of the Issuer for election as directors.  Each Investor has agreed to vote any Ordinary Shares and ADSs owned by it in favor of the election of such nominees and to take all other actions necessary or required to ensure the election the persons nominated by GE Jersey to the board of directors of the Issuer (the “Board”). The Issuer has also, subject to the best interests of the Issuer and its shareholders, agreed to consider at least one nominee of GE Jersey to be appointed to each committee or sub-committee of the Board and to be appointed to serve as a director on the board of directors of any subsidiary of the Issuer and, to the extent practicable, on the board of directors of each joint venture to which the Issuer is a party.

Subject to applicable law and to the extent practicable, pursuant to the terms of the Second Shareholders Agreement, the Issuer has agreed to consult with GE Jersey prior to taking any of the following actions, and each Investor has agreed to vote any Ordinary Shares or ADSs owned by it and use its best efforts to take or refrain from taking, subject to applicable law, all other actions necessary or required such that each of the following actions on the part of the Issuer or any subsidiary of the Issuer shall not be taken unless GE Jersey has consented in advance: (i) the entry into any contract, agreement, understanding, whether oral or written that would have a value or potential liability to the Issuer in excess of 5% of the Issuer’s net assets as of the time such contract is entered into or is otherwise likely to be material to the Issuer; (ii) the engagement by the Issuer in any business other than photovoltaic business or a change in the nature or scope of the business of the Issuer or any subsidiary of the Issuer; (iii) any joint ventures, strategic alliances, partnerships or similar arrangement with any third party; (iv) any recapitalization, merger, asset swap, share sale or transfer of substantially all of the rights to intellectual properties or other assets, or any other extraordinary transaction; (v) any amendment to the Articles of Association or any other constitutional documents of the Issuer or any subsidiary of the Issuer, including, without limitation, any increase and decrease in the capitalization of the Issuer or any subsidiary of the Issuer; and (vi) entry into any agreement or understanding to do any of the foregoing.

In addition, pursuant to the terms of the Second Shareholders Agreement, Yonghua Holding has granted GE Jersey a right of first refusal under certain circumstances with respect to any proposed transfer of Ordinary Shares or ADSs owned by it.

Pursuant to the terms of the Second Shareholders Agreement, GE II LP upon signing an undertaking of adherence and a copy of the Second Shareholders Agreement, and with effect from December 4, 2007, agreed to perform, assume, comply with and be bound by all the terms, covenants, obligations and provisions on the part of GE Jersey in the Second Shareholders Agreement in all respects as if GE II LP was an original party to the Second Shareholders Agreement.

The Reporting Persons entered into the transactions contemplated by the Stock Purchase Agreement based on its view that the Issuer has one of the best manufacturing platforms for photovoltaic products in Asia and the Reporting Persons’ belief in the growth opportunities for the Issuer.

Registration Rights Agreement.

On June 27, 2006, the Issuer, CVICI, Hony Capital II L.P., LC Fund III L.P., Mohamed Nasser Haram, Rasheed Yar Khan, GE Jersey and certain existing shareholders of the Issuer listed on Exhibit A of such agreement, entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted to such persons, subject to certain terms and conditions set forth therein, certain demand and piggyback registration rights.

GE Sales Agreement

On August 3, 2010, GE II LP entered into a Share Purchase Agreement (the “GE Sales Agreement”) with Hanwha Chemical Corporation, a Korean Company (“Hanwha”), pursuant to which GE II LP agreed to sell and Hanwha agreed to purchase 81,772,950 Ordinary Shares and 1,281,011 ADSs held by GE II LP.  Concurrently with the execution of the GE Sales Agreement, Hanwha entered into a (i) Share Purchase Agreement with the Issuer (the “Issuer Sales Agreement”), pursuant to which Hanwha agreed to purchase and the Issuer agreed to sell to Hanwha 36,455,089 Ordinary Shares and (ii) Share Purchase Agreement with Yonghua Holding, pursuant to which Hanwha agreed to purchase and Yonghua Holding agreed to sell to Hanwha 38,634,750 Ordinary Shares (the “Yonghua Sales Agreement”).  The GE Sales Agreement contains certain customary representations and warranties by both GE II LP and Hanwha.  The closing of the transactions contemplated by the GE Sales Agreement is subject to the satisfaction or waiver of a number of conditions, including obtaining the required Competition Approvals (as such term is defined in the GE Sales Agreement), the performance of the covenants set forth in the GE Sales Agreement and the closing of the transactions contemplated by the Issuer Sales Agreement.  Pursuant to the terms of the Issuer Sales Agreement, Hanwha’s obligation to close the transactions contemplated thereby is conditioned upon, among other things, the satisfaction or waiver of all of closing conditions set forth in the GE Sales Agreement and the Yonghua Sales Agreement.  The Reporting Persons will not own any Ordinary Shares or ADSs following the closing of the transactions contemplated by the GE Sales Agreement.

Subject to the terms of the GE Sales Agreement, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Ordinary Shares or ADSs, conditions in the securities markets and general economic and industry conditions, each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking additional Board representation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Issuer, the Ordinary Shares or ADSs or disposing of some or all of the Ordinary Shares or ADSs owned by the Reporting Persons, including selling all or a portion of their Ordinary Shares or ADSs in the open market, in privately negotiated transactions, in registered offerings, by short selling or hedging or other similar transactions, or otherwise.  Each Reporting Person reserves the right to change its intentions with respect to any and all matters referred to in Item 4 herein, as it deems appropriate.  Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

The foregoing description of the Second Shareholders Agreement, the Registration Rights Agreement and the GE Sales Agreement is qualified in its entirety by reference to the full text of the agreements, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

The disclosure in Item 5(a) of the Original Schedule 13D is hereby amended by amending and restating the Item in its entirety, as follows:

The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 81,772,950 Ordinary Shares and 1,281,011 ADSs (representing 6,405,055 Ordinary Shares), constituting approximately 30.3% of the outstanding Ordinary Shares of the Issuer based on 290,708,739 outstanding Ordinary Shares as reported in the 2009 20-F. According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of approximately 26.6%.

In addition, pursuant to the agreements set forth in the Second Shareholders Agreement (as described in Item 4), the Reporting Persons may be deemed to have shared power to vote or direct the vote over the 75,072,007 Ordinary Shares and 3,529,096 ADSs (representing 17,645,480 Ordinary Shares) aggregately owned by the Investors after the Closing, constituting approximately an additional 31.9% of the outstanding Ordinary Shares of the Issuer based on 290,708,739 outstanding Ordinary Shares as reported in the 2009 20-F. According to the 2009 20-F, if the Issuer did not take into account its obligations under the share issuance and repurchase agreement, total outstanding Ordinary Shares would be 335,806,794 (inclusive of Ordinary Shares represented by ADSs issued in connection with the underwriter’s exercise of its over-allotment option on January 24, 2008) which would result in a reported percentage of approximately 27.6%.

On November 14, 2007, Good Energies, Inc. (“GE Inc”), Good Energies AG (“GE AG”) and Good Energies (UK) LLP (“GE LLP” and, together with GE Inc and GE AG, the “Managers”) were each appointed by GE General Partner as joint investment managers of GE II LP’s investment in the Issuer. On March 17, 2010, GE General Partner and the Managers entered into an amended and restated management deed under which investment management of GE II LP’s investment in the Issuer reverted to GE General Partner. GE General Partner has full power and authority to cause the disposal of and to direct the voting of the Ordinary Shares and ADSs owned of record by GE II LP. The Managers and their direct and indirect parent companies, FIDARC SARL (“FIDARC”), Good Energies Holdings Limited (“GEHL”) and Fircroft Limited as trustee for the Banbury Settlement, are no longer considered to be Reporting Persons. On December 19, 2008, Avenia became the majority shareholder of CHAG.

The 81,772,950 Ordinary Shares and 1,281,011 ADSs (representing 6,405,055 Ordinary Shares) owned of record by the Reporting Persons are beneficially owned by members of a group comprising GE II LP, which is the registered direct owners of the Ordinary Shares and ADSs (acting by its general partner, GE General Partner), GE Jersey, GEIHL, COFRA Jersey, CHAG and Avenia.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7. Materials to be Filed as Exhibits

1.           Registration Rights Agreement (incorporated herein by reference from Exhibit 4.6 of the Issuer’s Registration Statement on Form F-1 (File No. 333-139258) filed on December 11, 2006).

2.           Share Purchase Agreement, dated as of August 3, 2010, by and among GE II LP and Hanwha Chemical Corporation.

3.           Joint Filing Agreement among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2010

GOOD ENERGIES II LP acting by its General Partner GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
COFRA JERSEY LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
GOOD ENERGIES INVESTMENT (JERSEY) LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
COFRA HOLDING AG
by:	/s/ Simon Affentranger	/s/ Frank Stapper
	Name: Simon Affentranger Title: Authorized Signatory	Name: Frank Stapper Title: Authorized Signatory
GOOD ENERGIES INVESTMENTS HOLDINGS LIMITED
by:	/s/ Fintan Kennedy	/s/ Cheryl Myles
	Name: Fintan Kennedy Title: Director	Name: Cheryl Myles Title: Alternate Director
AVENIA AG
by:	/s/ Ivo Klingler	/s/ Pierre Izzo
	Name: Ivo Klingler Title: Authorized Signatory	Name: Pierre Izzo Title: Authorized Signatory

[Signature Page to Amendment No. 2 to Schedule 13D]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
COFRA HOLDING AG

The names of the Directors and the names and titles of the Executive Officers of COFRA Holding AG and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of COFRA Holding AG at Grafenauweg 10, 6300 Zug, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to COFRA Holding AG and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Erik A.M. Brenninkmeijer (Netherlands)	Supervisory Board Member and President
Stanislaus H.M. Brenninkmeijer (Netherlands)	Supervisory Board Member
Bart F. Brenninkmeijer (Netherlands)	Supervisory Board Member
Patrick E.C. Brenninkmeijer (Netherlands)	Supervisory Board Member
Patrick O’Sullivan (Ireland)	Supervisory Board Member
Karen Jones	Supervisory Board Member
Lawrence Patrick Lupo (USA)	Supervisory Board Member
H. Andrew Vellani	Management Board Member
Joost Johannes Ploos van Amstel (Netherlands)	Management Board Member
Erick H.M. Geilenkirchen (Netherlands)	Management Board Member
Martin Pereboom (Netherlands)	Secretary

1

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF
GOOD ENERGIES GENERAL PARTNER JERSEY LIMITED

The names of the Directors and the names and titles of the Executive Officers (if any) of Good Energies General Partner Jersey Limited and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of Good Energies General Partner Jersey Limited at 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies General Partner Jersey Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Robert Henri Antonius Marie Smeele (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director
Herman Brenninkmeijer (Netherlands)	Director
Etienne P.M. Brenninkmeijer (Netherlands)	Director

1

SCHEDULE C

DIRECTORS OF COFRA JERSEY LIMITED

The names of the Directors of COFRA Jersey Limited and the names and titles of the Executive Officers (if any) and their principal occupations are set forth below. The business address of each of the Directors is that of COFRA Jersey Limited at 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to COFRA Jersey Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Robert Henri Antonius Marie Smeele (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director
H. Andrew S. Vellani	Director

1

SCHEDULE D

DIRECTORS OF GOOD ENERGIES INVESTMENTS (JERSEY) LTD.

The names of the Directors of Good Energies Investments (Jersey) Ltd. and the names and titles of the Executive Officers (if any) and their principal occupations are set forth below. The business address of each of the Directors is that of Good Energies Investments (Jersey) Ltd., 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Investments (Jersey) Ltd. and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Paul Andrew Bradshaw	Director
John David Drury	Director
Fintan Michael Kennedy (Ireland)	Director
John Hammill	Director
Robert Henri Antonius Marie Smeele (Netherlands)	Director

1

SCHEDULE E

DIRECTORS OF GOOD ENERGIES INVESTMENTS HOLDINGS LIMITED

The names of the Directors of Good Energies Investments Holdings Limited and the names and title of the Executive Officers (if any) and their principal occupations are set forth below.  The business address of each of the Directors is that of Good Energies Investments Holdings Limited at 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Good Energies Investments Holdings Limited and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Paul Andrew Bradshaw	Director
John David Drury	Director
John Hammill	Director
Robert Henri Antonius Marie Smeele (Netherlands)	Director
Fintan Michael Kennedy (Ireland)	Director

1

SCHEDULE F

DIRECTORS OF AVENIA AG

The names of the Directors of Avenia AG and the names and titles of the Executive Officers and their principal occupations are set forth below. The business address of each of the Directors is that of Avenia AG at Grafenauweg 4, 6300 Zug, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Avenia AG and, except as indicated otherwise below, each individual is a citizen of the United Kingdom.

Name	Present Principal Occupation

Hermann Bissig (Switzerland)	Director
Nicholas Jaeggi (Switzerland)	Director/President

1